UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                     Environmental Solutions Worldwide, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
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                         (Title of Class of Securities)

                                    29 408 K
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                                 (CUSIP Number)

                             Joseph A. Baratta, Esq.
                          Baratta, Baratta & Aidala LLP
                                546 Fifth Avenue
                               New York, NY 10036
                                 (212) 750-9700

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                               September 24, 2009
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             (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. ?

             NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

             * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29 408 K                                                   Page 2 of 8
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           1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    AB Odnia
                    00-0000000

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           2. Check the Appropriate Box if a Member of a Group (See
Instructions)

                                                                         (a) [ ]
                                                                         (b) [x]

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3. SEC Use Only
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4. Source of Funds (See Instructions)
                   WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) ?
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6. Citizenship or Place of Organization

                    Kingdom of Sweden
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  Number of             7.   Sole Voting Power
   Shares                                              0 shares of Common Stock
  Beneficially
  Owned by Each         8.   Shared Voting Power
                                                --------------------------------
  Reporting                                            0 shares of Common Stock
   Person With
                        9.   Sole Dispositive Power
                                                       0 shares of Common Stock

                        10.  Shared Dispositive Power
                                                       0 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        0 shares of Common Stock
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13. Percent of Class Represented by Amount in Row (11)
                                                                              0%
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14.      Type of Reporting Person (See Instructions)
                                                                              CO

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



CUSIP No. 29 408 K                                                  Page 3 of 8
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1. Names of Reporting Persons. I.R.S.Identification Nos. of above persons
  (entities only).

                    Sedam Limited
                    00-0000000

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (c) [ ]
                                                                         (d) [x]

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3. SEC Use Only
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4. Source of Funds (See Instructions)
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                   OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)
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6.       Citizenship or Place of Organization

                    Cyprus, Greece
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  Number of           7.   Sole Voting Power
   Shares                                            7,609,943 shares of Common
  Beneficially                                        Stock
  Owned by Each       8.   Shared Voting Power
                                              ----------------------------------
  Reporting                                          0 shares of Common Stock
   Person With
                      9.   Sole Dispositive Power    7,609,943 shares of Common
                                                      Stock
                      10.  Shared Dispositive Power
                                                     0 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,609,943
    shares of Common Stock(1)
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13. Percent of Class Represented by Amount in Row (11)                    10.3%
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15.      Type of Reporting Person (See Instructions)
                                                              CO

CUSIP No. 29 408  K                                                  Page 4 of 8
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 .
           1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    Ledelle Holdings Limited
                    00-0000000

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           2. Check the Appropriate Box if a Member of a Group (See
Instructions)
                                                                         (e) [ ]
                                                                         (f) [x]
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3. SEC Use Only
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4. Source of Funds (See Instructions)
                   WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
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6.       Citizenship or Place of Organization

                    Cypress, Greece
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  Number of        7.  Sole Voting Power
   Shares                                        1,000,000 shares of Common
  Beneficially                                     Stock
  Owned by Each    8.  Shared Voting Power
                                          --------------------------------------
  Reporting                                      0 shares of Common Stock
   Person With
                   9.  Sole Dispositive Power
                                                 1,000,000 shares of Common
                                                 Stock
                   10. Shared Dispositive Power
                                                 0 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
shares of Common
Stock(2)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13. Percent of Class Represented by Amount in Row (11)           1.3%
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16.      Type of Reporting Person (See Instructions)
                                                              CO

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


CUSIP No. 29 408  K                                                  Page 5of 8
            1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    Bengt George Odner
                    000-00-0000

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           2. Check the Appropriate Box if a Member of a Group (See
Instructions)

                                                                         (g) [ ]
                                                                         (h) [x]
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3.       SEC Use Only
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4. Source of Funds (See Instructions)
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    PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)
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           6. Citizenship or Place of Organization

                    Kingdom of Sweden
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  Number of       7.       Sole Voting Power
   Shares                                            14,220,000 shares of Common
  Beneficially                                        Stock
  Owned by Each   8.       Shared Voting Power
                                              ----------------------------------
  Reporting                                          9,609,943 shares of Common
   Person With                                        Stock
                  9.       Sole Dispositive Power
                                                     14,220,000 shares of Common
                                                       Stock
                  10.      Shared Dispositive Power
                                                     9,609,943 shares of Common

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11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,829,943
shares of Common
Stock(3)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13. Percent of Class Represented by Amount in Row (11)                  30.9%
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17.      Type of Reporting Person (See Instructions)
                                                              IN

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

         ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide, Inc. (the "Company"), with its principal executive offices located at 335 Connie Crescent, Concord L4K 5R2, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

         ITEM 2   IDENTITY AND BACKGROUND

         Item 2 is hereby amended and supplemented as follows:

(a) Name: This statement is being filed by each of the following persons pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Act"), promulgated by the Securities and Exchange Commission (the "Commission"): (i) AB Odnia, (ii) Sedam Limited, (iii) Ledelle Holdings Limited, and (iv) Bengt George Odner (collectively, the "Reporting Persons", and each a "Reporting Person")

(b) Residence or Business Address: (i) AB Odnia business address - Fenix Vag 14, Gustavsberg 13444, Sweden; (ii) Sedam Limited business address
         - 15 rue du Cendrier, 6th Floor, P.O. Box 1057, 1211 Geneva 1, Switzerland; (iii) Ledelle Holdings Limited c/o Caversham S.A., 42 Rue due 31 Decembre, Box 6193, C1-1211, Geneva, Switzerland; and (iv) Bengt George Odner, c/o Environmental Solutions Worldwide, Inc., 335 Connie Crescent, Concord Ontario L4K 5R2

(c)      Present Principal Occupation or Employment: (i) AB Odnia - shipping;
         (ii) Sedam Limited - investment holding company; (iii) Ledelle Holdings Limited - investment holding company; and (iv) Bengt George Odner - investor

(d) During the past five years, none of the Reporting Persons has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)      During the last five (5) years, none of the Reporting Persons has been
         (i) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AB Odnia is a corporation incorporated under the laws of the Kingdom of Sweden; Ledelle Holdings Limited and Sedam Limited are corporations incorporated under the laws of Cypress, Greece and Bengt George Odner is a citizen of the Kingdom of Sweden.


         ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:


Sedam Limited a corporation organized under the laws of Cyprus which is controlled by a trust which Mr. Bengt Odner is the sole beneficiary. Mr. Odner is also a director of Environmental Solutions Worldwide, Inc., and AB Odnia and the beneficiary of a trust that controls Ledelle Holdings Limited. All securities as reported were transferred to Sedam Limited to consolidate ownership.

         ITEM 4.  PURPOSE OF TRANSACTION

Sedam Limited acquired beneficial ownership of the shares of Common Stock as reported herein from the Reporting Persons to consolidate ownership. The Reporting Persons may consider making additional purchases of securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions and other factors. The Reporting Persons do not have any current plans or proposals with respect to the Issuer.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The following is a description of the shares beneficially owned by the Reporting Persons. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 73,823,851, the number of shares of Common Stock, reported by the Company to be issued and outstanding as of August 14, 2009 before giving effect to the issuance of up to 500,000 shares of Common Stock issuable upon the exercise of options and 13,000,000 shares of Common Stock issuable upon conversion of convertible debentures beneficially owned by the Reporting Person.

            (i) Amount beneficially owned:

AB Odnia is the beneficial owner of 0 shares of Common Stock (1); Sedam Limited is the beneficial owner of 7,609,943 shares of Common Stock (2); Ledelle Holdings Limited is the beneficial owner of 1,000,000 shares of Common Stock
(3); Bengt George Odner is the beneficial owner of 22,829,943 shares of common stock (4).

            (ii) Percent of class:

See Item 11 on pages 2, 3, 4 and 5 (SUPRA.)

(c)      See Item 3 (SUPRA.)

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: OCTOBER 5, 2009


                               AB ODNIA


                               /S/ BENGT GEORGE ODNER
                               ----------------------
                               BY: BENGT GEORGE ODNER


                               SEDAM LIMITED


                               /S/ CHRISTINA PLATTS
                               --------------------
                               BY:  RIVE DIRECTORS LIMITED,
                                    CHRISTINA PLATTS, Authorized Signatory


                               LEDELLE HOLDINGS LIMITED


                               /S/ ACHILLEAS DEMETRIADES
                               -------------------------
                               BY:  INTERCHANGE LIMITED, CYPRUS,
                                    ACHILLEAS DEMETRIADES, Authorized Signatory



                               /S/ BENGT GEORGE ODNER
                               ----------------------
                               BENGT GEORGE ODNER


(1) All shares of common stock reported have been transferred to Sedam Limited a corporation organized under the laws of Cyprus which is controlled by a trust which Mr. Bengt Odner is the sole beneficiary. Mr. Odner is also a director of Environmental Solutions Worldwide, Inc., and AB Odnia and the beneficiary of a trust that controls Ledelle Holding Limited. Includes 4,745,238 shares of common stock previously reported in the name of AB Odnia and 2,864,705 shares of common stock previously reported in the name of Mr. Odner so that an aggregate of 7,609,943 shares have been transferred to Sedam Limited to consolidate ownership. (2) Ledelle Holdings Limited is controlled by a trust to which Mr. Bengt George Odner, a director of the Issuer is the primary beneficiary. The aggregate amount of securities of the Issuer owned by Ledelle Holdings Limited is represented by 1,000,000 shares of Common Stock of the Issuer.
(3) The Aggregate Amount of Common Stock Beneficially Owned by Mr. Bengt George Odner a director of the Issuer is represented by 1,000,000 shares of Common Stock, 500,000 shares underlying options that may be exercised and 12,000,000 shares of Common Stock underlying a convertible debenture issued by the Issuer which may be converted by the holder and is due November 7, 2011 and 1,000,000 shares of Common Stock underlying a convertible debenture issued by the Issuer which may be converted by the holder and is due August 27, 2012 at which time the debentures must be converted by the holder or the Issuer must satisfy the debenture. In addition to the direct ownership listed herein, Mr. Odner has indirect beneficial ownership by way of Sedam Limited and Ledelle Holdings Limited (SUPRA.).